manatt manatt | phelps | phillips	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

September 22, 2017

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

Re: Monster Digital, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 25, 2017

File No. 001-37797

Dear Ms. Mills-Apenteng:

We refer to the letter dated September 8, 2017 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to Monster Digital, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-37797, filed on August 25, 2017 (the “Proxy Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience two clean copies of the Amended Proxy Statement and two copies of the Amended Proxy Statement that have been marked to show changes made to the originally filed Proxy Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Amended Proxy Statement.

General

1.	It appears that the spin-off transaction is not being registered under the Securities Act. Please provide us your analysis as to how this transaction will be exempt from registration under the Securities Act and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3). Please also address whether the transaction will result in a fundamental change in the nature of the holdings of Monster Digital, Inc.’s stockholders.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

manatt | phelps | phillips

September 22, 2017

Response: A subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a "sale" of the securities by the parent. As referenced by the Staff in Staff Legal Bulletin 4, the subsidiary does not have to register the spin-off if five conditions are met:

*	the parent shareholders do not provide consideration for the spun-off shares;
*	the spin-off is pro-rata to the parent shareholders;
*	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
*	the parent has a valid business purpose for the spin-off; and
*	if the parent spins-off "restricted securities," it has held those securities for at least two years.

The Company respectfully submits that each of these conditions are present in the case at hand.

1. No consideration is being provided by parent shareholders for the spun-off shares – these are being distributed by the Company on a consideration-free basis.

2. The spin-off is pro rata to parent stockholders - the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off.

3. The parent provides adequate information – the Proxy Statement provides parent stockholders fulsome disclosure about the Company and the spin-off. The Company also plans to register the spun off company under the Exchange Act.

4. There is a valid business purpose for the spin-off – the merger agreement requires that the Company business either be liquidated or spun off prior to the merger as Innovate plans to carry out business wholly unrelated to that of the Company. The spin off allows management of each business to focus solely on that business.

5. The Company has formed the subsidiary as opposed to acquiring it. The Staff has taken the position that the two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

In response to the Staff’s comment, the Company has further clarified on page 8 of the Amended Proxy Statement that the spin-off transaction will not result in a fundamental change in the nature of the holdings of Monster Digital, Inc.’s stockholders with respect to their percentage holdings in the spin-off but their ownership percentage will be substantially affected by the merger.

manatt

manatt | phelps | phillips

September 22, 2017

Proposal No. 1: Approval of the Merger Agreement, page 43

2.

Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the merger. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such an opinion is required. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 for additional guidance.

Response: In response to the Staff’s comment, the Company has clarified on page 12 of the Proxy Statement that no tax is owing by stockholders of the Company solely as a result of the merger and clarified on page 14 of the Proxy Statement that there may be tax considerations to Company stockholders as a result of the spin-off. The Company has considered the tax consequences described under the section entitled “proposal No. 3 – Approval of the Spin-Off - – Material U.S. Federal Income Tax Considerations,” and has referred to Section III.A.2 of Staff Legal Bulletin No. 19. The Company respectfully believes that the tax consequences described under such heading are not so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. For this reason, the Company has respectfully concluded that it does not need to file a tax opinion with respect to the tax consequences described in the Proxy Statement.

Proposal No. 7 — The Increase in the Number of Authorized Shares …” page 145

3.	Tell us whether you have any plans or proposals to issue any of the newly authorized shares, or any newly available shares, as a result of the reverse stock split. If not, please revise your disclosure to state that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available shares of common stock.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 19, 20 and 150 of the Amended Proxy Statement to provide additional detail regarding plans or proposals to issue any of the newly authorized shares, or newly available shares.

The Company’s acknowledges that each of itself and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

manatt

manatt | phelps | phillips

September 22, 2017

Please contact me at (310) 371-2591 with any questions you may have regarding the Proxy Statement or this letter. Electronic mail transmissions may be sent to me at tpoletti@manatt.com and facsimile transmissions may be sent to my attention at (714) 371-2551.

Very truly yours,

Thomas J. Poletti, Esq.

Cc:	Ivan Griswold
David H. Clarke
Dan Horwood, Esq.